SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par Value $0.001 Per Share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Berkovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Information Regarding Customer and Partner Conference Call

On April 12, 2006, Oracle announced the agreement to buy Portal Software, a leading global provider of billing and revenue management solutions for the communications and media industry. The transaction is expected to close in June 2006, subject to regulatory and other approvals. Until such time, each company will continue to operate independently.

Portal offers the only billing and revenue management solution with a modern, object-oriented architecture built on Oracle that can bill and manage all communications services including wireline, wireless, broadband, cable, voice over IP, IPTV, music, and video. As communications, publishing, media, and entertainment services converge, Oracle can support companies with a proven offering for billing, customer interaction, and management of digital services and content. Together, we plan to deliver the first end-to-end packaged enterprise software suite for the communications and media industry.

Oracle currently supplies technology and applications to over 90% of communications companies worldwide, and 17 of the top 20 most profitable communications companies run Oracle Applications. Additionally, Oracle’s Siebel Telecom applications have become the standard for telco call centers and customer care. Oracle 10g is the leading relational database and TimesTen is the most widely used in-memory database for the communications industry. Oracle Fusion Middleware is the fastest growing service delivery platform for next generation networks using network independent standards.

INFORMATION FOR CUSTOMERS AND PARTNERS

Please join Charles Phillips, President, Oracle and Dave Labuda and Bhaskar Gorti from Portal Software for a customer and partner conference call about the combination on Thursday, April 13, 2006 at 7:30 a.m. (PDT)

Forward Looking Statement

Statements in this release regarding potential customer relationships, the possibility of contracted services from Portal, and future financial standings are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our quarterly reports on Form 10-Q. All statements made in this press release are made only as of the date set forth at the beginning of this release. Portal undertakes no obligation to update the information in this release in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this release for the outstanding shares of Portal Software, Inc. has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Oracle Systems Corporation’s Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Portal Software’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and shareholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our shareholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with our periodic reporting requirements. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended January 30, 2004, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.